FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

September 4, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On September 4, 2002 NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Item Five - Full Description of Material Change

On September 4, 2002 NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Aurora and 400 gold zones continue to intercept high-grade gold mineralization. Highlights include: DC02-740 with 14.0 meters grading 9.23 grams gold per tonne (g/t) (45.9 feet grading 0.27 ounces per ton (oz/t)), hole DC02-741 with 20.0 meters of 7.89 g/t (65.6 feet grading 0.23 oz/t) and hole DC02-855 with 19.0 meters grading 6.60 g/t (62.3 feet grading 0.19 oz/t) and 13.0 meters grading 7.30 g/t (42.7 feet grading 0.21 oz/t) and 32.7 meters grading 4.62 g/t (107 feet grading 0.13 oz/t).

  To date 215 drill holes (94 core holes and 121 rotary holes) have been drilled for a total of 27,000 meters (88,500 feet). Approximately 9,000 meters (29,000 feet) of additional drilling in 24 core holes and 46 rotary holes will be completed by October for the updated resource estimate.

  Environmental baseline studies for mine permitting, and geotechnical and mine engineering studies are underway for the Preliminary Feasibility Study.

Pre-Feasibility Drilling On-Track, Updated Resource Estimate in October

The in-pit expansion drilling and drilling on new target areas continue to return excellent results. The new gold mineralization discovered during the current drill program will add significantly to the overall gold resource at Donlin Creek. Drilling to date has found new shallow high-grade gold mineralization that will improve the early economics of mining for the project as well as reduce the overall waste to ore strip ratio.

The current drill program is on-track to be completed by early October at which time NovaGold will have earned its 70% interest in the Donlin Creek Gold Project. An updated resource estimate will be released following the conclusion the drill program and receipt of the final assay results.

The 2002 drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. This multi-staged drill program is designed to expand the gold resource as defined in the March 2002 Scoping Study by expansion drilling previously undrilled portions of the modeled $300/oz pit completing step-out drilling away from known mineralization within the modeled pit boundaries, and upgrading inferred resources with in-fill drilling to the measured and indicated categories. All of these objectives have been met and further resource expansion should continue with the remainder of the program.

Since April 2002, 215 drill holes (94 core holes and 121 rotary holes) have been drilled for a total of 27,000 meters (88,500 feet). Approximately 9,000 meters (29,000 feet) of additional drilling in 24 core holes and 46 rotary holes will be completed as part of the Pre-Feasibility program.

Mine engineering field work has been initiated with geotechnical studies on the tailings impoundment site, the facility site, including studies for the upgrade of the main road access to the property. Environmental baseline studies for mine permitting including subsurface water and air monitoring have also been initiated as well as ongoing surface water studies. Plant and wildlife studies have also been initiated as part of the permitting process.

High-grade Follow-up Drill Holes Expand New Aurora Zone Discovery

Follow-up drilling on the new Aurora Zone target located a kilometer west of the Acma deposit has continued to intersect new significant intervals of gold mineralization within intrusive porphyry rocks. The discovery of this new gold zone extends the known gold mineralization to over 3 kilometers east to west. The most recent results show that the gold mineralization at Aurora is expanding to both the north and the south and is connecting with mineralization in the 400 Zone. All of these drill holes are in a completely new area, falling outside of the modeled $300/oz pit and will add significant ounces to the resource.

Highlights include diamond drill core hole DC02-740 which intersected 14.0 meters grading 9.23 g/t gold and DC02-744 which intersected 68.2 meters grading 4.16 g/t gold. These holes have extended the Aurora Zone substantially toward the Acma and 400 Zones and appear to geologically link up with the mineralization in the 400 Zone that continues another one-half kilometer to the east. Diamond drill core holes DC02-741 intersected 20.0 meters grading 7.89 g/t, DC02-743 intersected 20.0 meters grading 4.16 g/t and hole DC02-855 intersected 19.0 meters grading 6.60 g/t and 13.0 meters grading 7.30 g/t and 32.7 meters grading 4.62 g/t, further extending mineralization at the Aurora/400 zones significantly to the south. These are the southern-most holes drilled to date in the Aurora/400 zones. The Aurora/400 system remains open with excellent potential to increase the extent of the defined gold mineralization.

High-grade Follow-up Drill Holes Expand New Akivik Zone Discovery

Additional follow-up drilling at the new Akivik discovery located 1 kilometer north of the high-grade Acma zone has continued to intercept high-grade gold mineralization. The previously reported high-grade area between Akivik and Acma has been followed up with two fences of perpendicular holes. Preliminary results from the first of these holes include: DC02-854 which intersected 4.9 meters grading 17.1 g/t and 7.0 meters grading 3.7 g/t gold. Assay results from the remaining holes are still pending. Exploration rotary drilling more than a half kilometer to the west of Akivik has also returned excellent results including: DR02-796 that intersected 32.0 meters grading 3.40 g/t, DR02-805 that intersected 9.1 meters grading 4.30 g/t, and DR02-806 that intersected 13.7 meters grading 3.97 g/t gold.

Encouraging results have also expanded the known gold mineralization at the Akivik Zone further to the north. Highlights include rotary hole DR02-816 that intersected 16.8 meters grading 4.25 g/t and DR02-752 that intersected 18.3 meters containing 6.4 g/t gold. Both holes are located more than 300 meters north of the Akivik Zone. Additional step-out drilling will be necessary to define the extent of the new Akivik Zone which to date remains open in all directions. This new gold zone lies outside of the scoping study modeled $300/oz pit and will add new ounces to the resource. Additional assays are still pending from this area.

Acma In-Pit Expansion Drilling Hits New Shallow High-Grade Mineralization

The first results from the 100 meter by 100 meter in-pit expansion drilling directly east of the Acma deposit are very encouraging. This area falls within the modeled pit boundaries but was classified as waste in the original the scoping study model since it had not been previously drilled. Preliminary results from the first of five rotary holes include: DR02-823 which intercepted 13.7 meters grading 10.4 g/t starting at only 15 meters depth. Additional assays are still pending from this area. This new shallow high-grade mineralization will decrease the overall waste to ore stripping ratio and would likely be mined early in the project mine-life and thereby further improve the project rate of return.

New Summary Drill Results and Sample Protocol

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880. A table entitled Donlin Creek New Drill Results Highlights was included.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 4th day of September, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Drilling Continues to Expand New Gold Zones at Donlin

September 4th, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Aurora and 400 gold zones continue to intercept high-grade gold mineralization. Highlights include: DC02-740 with 14.0 meters grading 9.23 grams gold per tonne (g/t) (45.9 feet grading 0.27 ounces per ton (oz/t)), hole DC02-741 with 20.0 meters of 7.89 g/t (65.6 feet grading 0.23 oz/t) and hole DC02-855 with 19.0 meters grading 6.60 g/t (62.3 feet grading 0.19 oz/t) and 13.0 meters grading 7.30 g/t (42.7 feet grading 0.21 oz/t) and 32.7 meters grading 4.62 g/t (107 feet grading 0.13 oz/t).
  To date 215 drill holes (94 core holes and 121 rotary holes) have been drilled for a total of 27,000 meters (88,500 feet). Approximately 9,000 meters (29,000 feet) of additional drilling in 24 core holes and 46 rotary holes will be completed by October for the updated resource estimate.
  Environmental baseline studies for mine permitting, and geotechnical and mine engineering studies are underway for the Preliminary Feasibility Study.

Pre-Feasibility Drilling On-Track, Updated Resource Estimate to be Complete in October

The in-pit expansion drilling and drilling on new target areas continue to return excellent results. The new gold mineralization discovered during the current drill program will add significantly to the overall gold resource at Donlin Creek. Drilling to date has found new shallow high-grade gold mineralization that will improve the early economics of mining for the project as well as reduce the overall waste to ore strip ratio.

The current drill program is on-track to be completed by early October at which time NovaGold will have earned its 70% interest in the Donlin Creek Gold Project. An updated resource estimate will be released following the conclusion the drill program and receipt of the final assay results.
The 2002 drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. This multi-staged drill program is designed to expand the gold resource as defined in the March 2002 Scoping Study by expansion drilling previously undrilled portions of the modeled $300/oz pit completing step-out drilling away from known mineralization within the modeled $300/oz pit boundaries, and upgrading inferred resources with in-fill drilling to the measured and indicated categories. All of these objectives have been met and further resource expansion should continue with the remainder of the program.

Since April 2002, 215 drill holes (94 core holes and 121 rotary holes) have been drilled for a total of 27,000 meters (88,500 feet). Approximately 9,000 meters (29,000 feet) of additional drilling in 24 core holes and 46 rotary holes will be completed as part of the Pre-Feasibility program.

Mine engineering field work has been initiated with geotechnical studies on the tailings impoundment site, the facility site, including studies for the upgrade of the main road access to the property. Environmental baseline studies for mine permitting including subsurface water and air monitoring have also been initiated as well as ongoing surface water studies. Plant and wildlife studies have also been initiated as part of the permitting process.

High-grade Follow-up Drill Holes Expand New Aurora Zone Discovery

Follow-up drilling on the new Aurora Zone target located a kilometer west of the Acma deposit has continued to intersect new significant intervals of gold mineralization within intrusive porphyry and altered sedimentary rocks. The discovery of this new gold zone extends the known gold mineralization to over 3 kilometers east to west. The most recent results show that the gold mineralization at Aurora is expanding to both the north and the south and is connecting with mineralization in the 400 Zone. All of these drill holes are in a completely new area, falling outside of the modeled $300/oz pit and will add significant ounces to the resource.

Highlights include diamond drill core hole DC02-740 which intersected 14.0 meters grading 9.23 g/t gold and DC02-744 which intersected 68.2 meters grading 4.16 g/t gold. These holes have extended the Aurora Zone substantially toward the Acma and 400 Zones and appear to geologically link up with the mineralization in the 400 Zone that continues another one-half kilometer to the east. Diamond drill core holes DC02-741 intersected 20.0 meters grading 7.89 g/t, DC02-743 intersected 20.0 meters grading 4.16 g/t and hole DC02-855 intersected 19.0 meters grading 6.60 g/t and 13.0 meters grading 7.30 g/t and 32.7 meters grading 4.62 g/t, further extending mineralization at the Aurora/400 zones significantly to the south. These are the southern-most holes drilled to date in the Aurora/400 zones. The Aurora/400 system remains open with excellent potential to increase the extent of the defined gold mineralization.

High-grade Follow-up Drill Holes Expand New Akivik Zone Discovery

Additional follow-up drilling at the new Akivik discovery located 1 kilometer north of the high-grade Acma zone has continued to intercept high-grade gold mineralization. The previously reported high-grade area between Akivik and Acma has been followed up with two fences of perpendicular holes. Preliminary results from the first of these holes include: DC02-854 which intersected 4.9 meters grading 17.1 g/t and 7.0 meters grading 3.7 g/t gold. Assay results from the remaining holes are still pending. Exploration rotary drilling more than a half kilometer to the west of Akivik has also returned excellent results including: DR02-796 that intersected 32.0 meters grading 3.40 g/t, DR02-805 that intersected 9.1 meters grading 4.30 g/t, and DR02-806 that intersected 13.7 meters grading 3.97 g/t gold.

Encouraging results have also expanded the known gold mineralization at the Akivik Zone further to the north. Highlights include rotary hole DR02-816 that intersected 16.8 meters grading 4.25 g/t and DR02-752 that intersected 18.3 meters containing 6.4 g/t gold. Both holes are located more than 300 meters north of the Akivik Zone. Additional step-out drilling will be necessary to define the extent of the new Akivik Zone which to date remains open in all directions. This new gold zone lies outside of the scoping study modeled $300/oz pit and will add new ounces to the resource. Additional assays are still pending from this area.

Acma In-Pit Expansion Drilling Hits New Shallow High-Grade Mineralization

The first results from the 100 meter by 100 meter in-pit expansion drilling directly east of the Acma deposit are very encouraging. This area falls within the modeled pit boundaries but was classified as waste in the original the scoping study model since it had not been previously drilled. Preliminary results from the first of five rotary holes include: DR02-823 which intercepted 13.7 meters grading 10.4 g/t starting at only 15 meters depth. Additional assays are still pending from this area. This new shallow high-grade mineralization will decrease the overall waste to ore stripping ratio and would likely be mined early in the project mine-life and thereby further improve the project rate of return.

New Summary Drill Results and Sample Protocol

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

Donlin Creek New Drill Results Highlights Table

		Length	Gold	Length	Gold	Type	Area	Objective
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
DC02-737	29.7 to 34.4	4.7	4.93	15.3	0.14	Core	Aurora/400	Step-out
	66.0 to 84.0	18.0	3.27	59.1	0.10
DC02-739	22.0 to 28.6	6.6	7.71	21.6	0.23	Core	Aurora/400	Step-out
	86.0 to 90.0	4.0	16.12	13.1	0.47
DC02-740	104.7 to 110.0	5.3	3.43	17.5	0.10	Core	Aurora	Step-out
	58.0 to 72.0	14.0	9.23	45.9	0.27
DC02-741	102.0 to 122.0	20.0	7.89	65.6	0.23	Core	Aurora/400	Step-out
DC02-742	32.0 to 36.0	4.0	3.39	13.1	0.10	Core	Aurora	Step-out
DC02-743	158.0 to 164.0	6.0	4.29	19.7	0.13	Core	Aurora/400	Step-out
	264.0 to 268.0	4.0	3.03	13.1	0.09
	304.0 to 324.0	20.0	4.16	65.6	0.12
DC02-744	56.0 to 124.2	68.2	4.17	223.7	0.12	Core	Aurora	Step-out
DC02-745*	123.7 to 134.7	11.0	4.12	36.0	0.12	Core	Zone 400	Step-out
	156.0 to 163.4	7.4	3.80	24.2	0.11
	191.0 to 200.5	9.5	5.62	31.2	0.16
DC02-855*	198.4 to 205.9	7.5	3.97	24.5	0.12	Core	Aurora/400	Step-out
	229.5 to 237.0	7.5	4.13	24.5	0.12
	274.3 to 278.0	3.7	7.98	12.0	0.23
	307.0 to 326.0	19.0	6.60	62.3	0.19
	343.0 to 356.0	13.0	7.30	42.7	0.21
	382.3 to 415.0	32.7	4.62	107.3	0.13
DC02-748	166.2 to 169.8	3.6	6.78	11.9	0.20	Core	Akivik	Step-out
DC02-749	106.0 to 109.0	3.0	5.23	9.8	0.15	Core	Akivik	Step-out
	119.4 to 122.7	3.3	14.46	10.8	0.42
	130.0 to 154.6	24.7	3.59	80.9	0.10
DC02-750*	203.0 to 206.0	3.0	4.28	9.8	0.12	Core	Akivik	Step-out
DR02-752	25.9 to 44.2	18.3	6.44	60.0	0.19	Rotary	North of Akivik	Exploration
DC02-851	39.0 to 56.0	17.0	4.46	55.8	0.13	Core	Akivik	Step-out
	50.6 to 56.0	5.4	7.94	17.7	0.23
DC02-854*	167.6 to 172.6	4.9	17.12	16.2	0.50	Core	Akivik	Step-out
	187.0 to 194.0	7.0	3.72	23.0	0.11
DR02-792	32.0 to 36.6	4.6	4.13	15.0	0.12	Rotary	North of Akivik	Exploration
	67.1 to 70.1	3.0	6.89	10.0	0.20
	74.7 to 100.6	25.9	3.04	85.0	0.09
DR02-796	7.6 to 39.6	32.0	3.40	105.0	0.10	Rotary	North of Akivik	Exploration
DR02-805	13.7 to 22.9	9.1	4.30	30.0	0.13	Rotary	West of Akivik	Exploration
DR02-806	10.7 to 24.4	13.7	3.97	45.0	0.12	Rotary	West of Akivik	Exploration
DR02-807	71.6 to 74.7	3.1	9.24	10.0	0.27	Rotary	North of Akivik	Exploration
DR02-816	59.4 to 76.2	16.8	4.25	55.0	0.12	Rotary	North of Akivik	Exploration
DR02-823*	15.3 to 29.0	13.7	10.36	45.0	0.30	Rotary	East Acma	Pit Expansion
* Final assay results still pending.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net